

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2011

Via E-mail
Natalia Belykh
President & Principal Executive Officer
Benaco, Inc.
K Cervenemu Vrchu 845/2b, Apt. 223
Prague 6, Czech Republic 160 00

>   **Re: Benaco, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 17, 2011**
>   **File No. 333-173476**

Dear Ms. Belykh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment two in our letter dated May 10, 2011. Please provide further clarification about the amount of capital that will be necessary for you to commence operations over the next twelve months, including whether the amounts disclosed are net offering expenses. In this regard, we note the following statements:

   - "If we are unable to obtain minimum funding of approximately $30,000, our business may fail." (page 5)

   - "We anticipate that we must raise the minimum capital of approximately $10,000 to continue as a going concern and the minimum capital of $30,000 to commence operations for the 12-month period." (page 7)

- "However, if we sell half of the securities offered for sale by the Company and raise the gross proceeds of $45,000, the net proceeds of $35,000 will satisfy cash requirements for 12 months and we will not be required to raise additional funds to meet operating expenses." (page 17)

- "If half of shares is sold for the gross proceeds of $45,000 and net proceeds of $35,000 it will likely allow us to operate for at least one year and have the capital resources required to cover the material costs with becoming a publicly reporting company." (page 20)

- "Should the Company fail to sell less than half of its shares under this offering the Company would be forced to scale back or abort completely the implementation of its 12-month plan of operation." (page 20)

In revising your disclosure, also further explain the services associated with the "Legal and Professional fees" disclosed in the table at the bottom of page 18, including whether these fees are offering expenses or the expenses that you expect to incur as a reporting company. In this regard, we note the fees listed are the same under each offering proceeds scenario and that you state elsewhere in your filing that only if you sell at least half of the shares in this offering will you be able to meet the costs associated with becoming a reporting company.

2. We note your response to comment five in our letter dated May 10, 2011, however there are additional references to "him" and "he" in your registration statement. For example, on page 19 you state that Ms. Belykh will devote limited time to your operations and that such operations will "occur at times which are convenient to him." Please revise throughout.

Prospectus Cover Page

3. We note your response to comment six in our letter dated May 10, 2011 and the related revisions to your filing. Please also state that any funds received and deposited into your bank account may be reached by your creditors.

Use of Proceeds, page 12

4. We note your response to comment 15 in our letter dated May 10, 2011 that each individual use of proceeds is disclosed in the order of priority in which any such proceeds will be used. Please state this in your filing. See Instruction 1 to Item 504 of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation, page 16

Plan of Operation, page 17

5. Please provide more detail regarding your intended use of proceeds for your marketing campaign, if known. In this regard, please tell us those marketing activities you plan to commence if you only sell one-third of the shares and those marketing activities you will commence if you sell two-thirds or all of the shares offered.

6. We note your response to comment 22 in our letter dated May 10, 2011 and the related revisions to your disclosure. Please revise the table of your costs at the bottom of page 18 to disclose, if true, that the fifth row of costs corresponds to the costs associated with hiring a salesperson. Please also provide additional disclosure regarding the costs associated with setting up your office, in the event that you sell two-thirds or all of the shares offered. In this regard, we note that the breakdown provided at the bottom of page 17 amounts to only $2600.

Business, page 20

Potential Customers, page 22

7. We note your response to comment 24 in our letter dated May 10, 2011. As previously requested, please disclose how you plan to develop and maintain a database of potential customers. In this regard, it is not clear how you will identify potential customers for such a database. If you plan to create a database of potential customers as a result of the marketing strategies outlined in your disclosure, please state this fact.

Marketing our Products, page 23

8. We note your response to comment 27 in our letter dated May 10, 2011 and the related revisions to your filing. Please also revise this section of your filing to disclose the ways in which Ms. Belykh will market your products.

Agreement with our Supplier, page 23

9. We note your response to comment 29 in our letter dated May 10, 2011. As previously requested, please state whether there is any limit on the amount that your supplier may adjust prices. Also state whether there is any quantitative amount that constitutes a "reasonable adjustment" or whether the reasonable nature of the adjustment is associated with the factors driving such an adjustment. In making your revisions, state clearly whether your supplier's ability to make adjustments is limited

to adjustments with respect to foreign exchange rates or commodity prices, or that these are only examples of such adjustments.

Nevada anti-takeover laws, page 29

10. We note your response to comment 36 in our letter dated May 10, 2011 and the related revisions to your filing. Please explain to us how you will ensure that no shares are sold to Nevada residents, including whether you will reject subscription agreements submitted by Nevada residents. Please also add a risk factor describing the change in control statutes which may be applicable to you in the event that you are not able to limit the number of Nevada shareholders that you have.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: David M. Loev
        The Loev Law Firm, PC